FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

 Securities Exchange Act of 1934

For the month of October 2015

BUENAVENTURA MINING COMPANY INC.

 (Translation of Registrant's Name into English)

CARLOS VILLARAN 790

 SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Third Quarter and Nine-Month Period 2015 Results

Lima, Peru, October 29, 2015 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the third quarter (3Q15) and nine-month (9M15) periods, ended September 30, 2015. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and are stated in U.S. dollars (US$).

Third Quarter 2015 Highlights:

•	In 3Q15, EBITDA from direct operations was US$6.9 million and adjusted EBITDA (including associated companies) was US$73.5 million.
•	Total attributable production (including associates) in 3Q15 was 197k gold ounces and 5.8 million silver ounces (compared to 217k gold ounces and 5.2 million silver ounces in 3Q14).
•	At the Tambomayo project, 100% of mayor equipment has been purchased. Operations are expected to start in 3Q16.
•	At the San Gabriel (Chucapaca) project, the Environmental Impact Assessment (EIA) of the project´s construction is expected to be approved in 1Q16.
•	During 3Q15, El Brocal average ore treated reached 15K TPD level. Full production capacity level (18K TPD) will be reached in 4Q15.
•	Cerro Verde’s plant expansion to 360K TPD is in-line with schedule and budget (more than 95% complete). Full plant capacity is expected to be reached in 1Q16.

	Financial Highlights (in millions of US$, except EPS figures):

		3Q15	3Q14	Var%	9M15	9M14	Var%
	Total Revenues	208.8	316.2	-34%	717.2	899.3	-20%
	Operating Profit	-54.7	31.2	N.A.	-94.7	79.9	N.A.
	EBITDA Direct Operations	6.9	88.9	-92%	88.9	234.7	-62%
	Adjusted EBITDA (Inc Associates)	73.5	222.4	-67%	305.3	493.9	-38%
	Net Income	-23.2	78.3	N.A.	-24.7	85.3	N.A.
	EPS*	-0.09	0.31	N.A.	-0.10	0.34	N.A.

(*) as of September 30, 2015 Buenaventura had 254,186,867 outstanding shares.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

Operating Revenues

During 3Q15, net sales were US$200.1 million, a 35% decrease compared to the US$306.7 million reported in 3Q14. This was mainly explained by the decrease in gold, silver and copper prices as well as lower gold and copper volume sold.

Royalty income decreased 9%, to US$8.7 million in 3Q15 compared to the US$9.5 reported in 3Q14. This was due to lower revenues at Yanacocha (13% lower QoQ).

Operating Highlights	3Q15	3Q14	Var%	9M15	9M14	Var%
Net Sales (in millions of US$)	200.1	306.7	-35%	692.0	874.4	-21%
Average Realized Gold Price (US$/oz)1 2	1,102	1,273	-13%	1,170	1,285	-9%
Average Realized Gold Price (US$/oz) inc. Affiliates	1,111	1,274	-13%	1,173	1,284	-9%
Average Realized Silver Price (US$/oz)1 2	14.50	19.59	-26%	15.34	19.71	-22%
Average Realized Lead Price (US$/MT) 1 2	1,593	2,210	-28%	1,734	2,155	-20%
Average Realized Zinc Price (US$/MT) 1 2	1,775	2,365	-25%	1,998	2,248	-11%
Average Realized Copper Price (US$/MT) 1 2	3,723	6,864	-46%	4,599	6,824	-33%
(1)	Buenaventura’s Direct Operations
(2)	The realized price considers the adjustments of quational periods

Volume Sold	3Q15	3Q14	Var%	9M15	9M14	Var%
Gold Oz Direct Operations	94,841	117,956	-20%	287,548	334,214	-14%
Gold Oz inc Associated Companies	212,701	231,038	-8%	611,527	629,341	-3%
Silver Oz	4,864,690	4,865,059	0%	14,448,264	13,969,353	3%
Lead MT	6,409	4,848	32%	22,086	13,129	68%
Zinc MT	12,543	5,162	143%	39,442	10,943	260%
Copper MT	7,456	10,625	-30%	19,917	29,812	-33%

For 9M15, net sales decreased 21%, from US$874.4 million in 9M14 to US$692.0 million in 9M15. Royalty income was US$25.2 million in 9M15 in-line with the figure reported in 9M14.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

Production and Operating Costs

In 3Q15, Buenaventura’s gold equity production from direct operations decreased 16%, from 108,432 ounces in 3Q14 to 91,188 ounces in 3Q15 due to the decline in production at Breapampa mine. Gold production including associated companies was 197,019 ounces, 9% lower than the reported in the same period 2014. Silver equity production from direct operations increased 11%, mainly due to higher production at Uchucchacua mine.

Equity Production	3Q15	3Q14	Var%	9M15	9M14	Var%
Gold Oz Direct Operations[1]	91,188	108,432	-16%	267,969	317,968	-16%
Gold Oz including Associated Companies	197,019	217,308	-9%	576,328	600,661	-4%
Silver Oz Direct Operations[1]	5,629,336	5,064,369	11%	15,425,859	13,724,183	12%
Silver Oz including Associated Companies	5,762,107	5,215,218	10%	15,818,165	14,167,832	12%
Lead MT	6,542	5,149	27%	19,697	14,215	39%
Zinc MT	10,047	5,163	95%	31,108	13,530	130%
Copper MT Direct Operations[1]	5,187	6,435	-19%	12,640	17,792	-29%
Copper MT including Associated Companies	16,115	16,865	-4%	42,275	51,255	-18%

Orcopampa’s (100% owned by Buenaventura)

Production
		3Q15	3Q14	Var %	9M15	9M14	Var %
Gold	Oz	54,035	52,317	3%	156,023	148,348	5%
Silver	Oz	146,930	120,459	22%	392,541	286,570	37%

Cost Applicable to Sales
		3Q15	3Q14	Var %	9M15	9M14	Var %
Gold	US$/Oz	632	820	-23%	675	804	-16%

Gold production at Orcopampa increased 3% in 3Q15 (compared to 3Q14) due to higher ore grade (Appendix 2). Cost Applicable to Sales (CAS) in 3Q15 decreased 23% explained by lower contractor costs (renegotiated unit prices) and lower reagent costs (price of cyanide).

Gold production guidance for 2015 is 190k – 205k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		3Q15	3Q14	Var %	9M15	9M14	Var %
Silver	Oz	3,775,049	3,293,830	15%	9,801,411	8,659,942	13%
Zinc	MT	1,293	1,800	-28%	4,090	4,845	-16%
Lead	MT	2,340	2,115	11%	5,869	5,519	6%

1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja, 54.07% of El Brocal and 40.10% of Coimolache (Tantahuatay).

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

Cost Applicable to Sales
		3Q15	3Q14	Var %	9M15	9M14	Var %
Silver	US$/Oz	13.51	17.69	-24%	14.44	16.83	-14%

Silver production in 3Q15 increased 15% compared to 3Q14, due to higher ore treated. Cost Applicable to Sales (CAS) in 3Q15 decreased 24% compared to 3Q14, mainly explained by lower consumable costs (reagents, ball bearings and blasting materials) and lower hauling costs (mine infrastructure improvements).

Silver production guidance for 2015 is 14.0 million – 14.5 million ounces.

Mallay (100% owned by Buenaventura)

Production
		3Q15	3Q14	Var %	9M15	9M14	Var %
Silver	Oz	323,095	307,523	5%	928,126	906,821	2%
Zinc	MT	2,445	2,540	-4%	6,765	7,560	-11%
Lead	MT	1,925	1,921	0%	5,353	5,637	-5%

Cost Applicable to Sales
		3Q15	3Q14	Var %	9M15	9M14	Var %
Silver	US$/Oz	13.94	15.03	-7%	13.96	14.04	-1%

Silver production in 3Q15 increased 5% compared to 3Q14, due to higher ore treated despite the lower grade (Appendix 2). Cost Applicable to Sales (CAS) in 3Q15 was 7% lower compared to 3Q14 due to more ounces produced and lower exploration expenses.

Silver production guidance for 2015 is 1.1 million – 1.3 million ounces.

Julcani (100% owned by Buenaventura)

Production
		3Q15	3Q14	Var %	9M15	9M14	Var %
Silver	Oz	794,810	774,728	3%	2,397,790	2,301,694	4%

Cost Applicable to Sales
		3Q15	3Q14	Var %	9M15	9M14	Var %
Silver	US$/Oz	12.95	16.32	-21%	12.70	14.18	-10%

Silver production in 3Q15 increased 3% compared to 3Q14 production, due to higher ore treated despite the lower grade (Appendix 2). Cost Applicable to Sales (CAS) in 3Q15 was 21% lower than 3Q14, mainly due to lower exploration expenses.

Silver production guidance for 2015 is 2.9 million – 3.1 million ounces.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

La Zanja’s (53.06% owned by Buenaventura)

Production
		3Q15	3Q14	Var %	9M15	9M14	Var %
Gold	Oz	35,653	36,143	-1%	103,362	108,765	-5%
Silver	Oz	78,844	105,741	-25%	241,969	339,801	-29%

Cost Applicable to Sales
		3Q15	3Q14	Var %	9M15	9M14	Var %
Gold	US$/Oz	824	677	22%	773	529	46%

Gold production in 3Q15 decreased 1% compared to 3Q14. CAS in 3Q15 increased 22% mainly due to higher ore hauling costs explained by the longer distance between the Pampa Verde Pit and the leaching pad compared to the San Pedro Sur Pit. In 3Q15, 95% of the production came from the Pampa Verde pit in contrast to 50% in 3Q14.

Gold production guidance for 2015 is 138k – 142k ounces.

Tantahuatay’s (40.10% owned by Buenaventura)

Production
		3Q15	3Q14	Var %	9M15	9M14	Var %
Gold	Oz	34,739	37,281	-7%	97,085	105,085	-8%
Silver	Oz	259,433	234,710	11%	598,392	527,226	13%

Cost Applicable to Sales
		3Q15	3Q14	Var %	9M15	9M14	Var %
Gold	US$/Oz	483	423	14%	542	447	21%

Gold production in 3Q15 decreased 7% compared to the figure reported in 3Q14. CAS in 3Q15 increased 14% mainly due to a higher stripping ratio and preoperational stripping in the Cienaga Norte pit.

Gold production guidance for 2015 is 138k – 142k ounces

El Brocal (54.07% owned by Buenaventura)

Production
		3Q15	3Q14	Var %	9M15	9M14	Var %
Copper	MT	9,446	11,764	-20%	22,895	32,533	-30%
Zinc	MT	11,670	1,522	667%	37,353	1,522	2,354%
Silver	Oz	735,760	584,116	26%	2,486,399	1,580,213	57%

Cost Applicable to Sales
		3Q15	3Q14	Var %	9M15	9M14	Var %
Copper	US$/MT	5,161	5,272	-2%	5,267	4,971	6%
Zinc	US$/MT	1,823	1,403	30%	1,653	1,732	-5%

During 3Q15, 55% of the plant capacity was used to treat pollymetalic ore and 45% to treat copper ore (compared to 8% pollymetalic ore and 92% copper ore). As a consequence, Copper production decreased 20%, silver production increased 26% and Zinc production increased 667%.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

In 3Q15, Zinc CAS increased 30% compared to 3Q14 mainly due to higher commercial deductions. Copper CAS decreased 2% compared to 3Q14, mainly due to a lower ore grade.

Zinc production guidance for 2015 is 50k – 55k MT. Copper production guidance for 2015 is 30k – 35k MT.

General and Administrative Expenses

General and administrative expenses in 3Q15 were US$20.4million, 11% lower compared to the 3Q14 figure (US$23.0 million). For the nine-month period 2015, the expense was US$60.8 million (US$72.7 million in 9M14).

Exploration in Non-Operating Areas

Exploration in non-operating areas during 3Q15 was US$5.3 million compared with the US$7.2 million in 3Q14. During the period, Buenaventura’s main exploration efforts were focused on the Tambomayo project (US$3.1 million). For the nine-month period 2015, the expense was US$25.7 million (US$32.4 million in 9M14).

Share in Associated Companies

During 3Q15, Buenaventura’s share in associated companies was US$13.4 million, compared to US$23.6 million reported in 3Q14, composed by:

Share in the Result of Associates (in millions of US$)	3Q15	3Q14	Var %	9M15	9M14	Var %
Cerro Verde	1.3	14.9	-91%	9.1	57.1	-84%
Coimolache (Tantahuatay mine)	4.1	6.3	-35%	10.1	17.2	-41%
Yanacocha	8.0	2.3	241%	42.4	(35.0)	N.A.
Total	13.4	23.6	-43%	61.6	39.2	57%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 3Q15, gold production was 242,454 ounces of gold, 3% lower than 3Q14 production (249,429 ounces). For the nine-month 2015 period, gold production was 706,433 ounces, 9% higher than 647,635 ounces in 9M14.

Gold production guidance at Yanacocha for 2015 is 880k – 920k ounces.

In 3Q15, Yanacocha reported net income of US$18.2 million compared to US$60.3 million reported in 3Q14. CAS in 3Q15 was US$630/oz, 20% higher than the US$526/oz reported in 3Q14 mainly due to a higher inventory write-down (US$19.9 million in 3Q15 compared to US$9.2 million in 3Q14) and higher workers participation.

Capital expenditures at Yanacocha were US$25.5 million in 3Q15, while for 9M15 was US$58.9 million.

Yanacocha still has a strong pipeline of growth projects: Quecher Main (prefeasibility), Chaquicocha Sulphides and Yanacocha Verde (scoping) and Maqui Maqui (exploration).

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 3Q15 copper production was 55,811 MT (10,928 MT attributable to Buenaventura), a 5% increase compared to 3Q14 (53,268 MT and 10,430 MT attributable to Buenaventura). For 9M15, copper production was 151,354 MT (29,635 MT attributable to Buenaventura).

During 3Q15, Cerro Verde reported a net profit of US$6.7 million compared to US$85.3 million in 3Q14. This was mainly due to lower sales explained by the decline in copper price (US$2.14/lb in 3Q15 vs US$2.98/lb in 3Q14), despite of the 12% increase in volume sold. For 9M15, net income was US$46.5 million (compared to US$321.7 million in 9M14).

Capital expenditures at Cerro Verde were US$385.1 million in 3Q15, and US$1,321.5 million in 9M15.

Cerro Verde’s plant expansion was 360K TPD, in-line with schedule and budget (more than 95% complete). In September 2015, one of the primary crushers and two mills started operations, resulting in the first production of copper concentrate coming from the new plant.

As of September 30, 2015, accumulated CAPEX of the expansion project was US$4.2 billion (out of US$4.6 billion budget). Full plant capacity is expected to be reached in 1Q16 and will become the largest concentration facility in the world.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to the net income in 3Q15 was US$4.1 million (US$6.3 million in 3Q14). For 9M15, the contribution was US$10.1 million, compared to US$17.2 million reported in 2014.

Project Development and Exploration

The Tambomayo Project (100% ownership)

•	Detail engineering currently at 95% of development
•	Civil works are expected to be completed in 3Q16
•	100% of mayor equipment has been purchased
•	CAPEX: US$ 290 – 340 million (includes 100% of mine development and a plant of 1,500 TPD)

The San Gabriel Project (100% ownership)

•	Environmental Impact Assessment (EIA) of the project´s construction is expected to be approved in 1Q16
•	Feasibility studies completed in 3Q16
•	Estimated CAPEX: US$ 400 – 500 million (this includes US$81million paid to Gold Fields in 2014)
•	Basic engineering of the project is expected to be ready in 1Q16
•	Construction of the exploration ramp: 280 meters drifted (objective for 2015: 520 meters)

Recent events

The Company’s Board of Directors approved Buenaventura´s participation in the following El Brocal financing transactions:

•	Capital increase of up to US$70 million in two trenches of US$35 million each (1st trench is mandatory and the 2nd trench is subject to El Brocal´s board of directors approval)
•	Private bond issuance of US$35 million

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo and San Gabriel projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2014 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of September 30, 2015)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	54.07	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

APPENDIX 2

		GOLD PRODUCTION
		3Q15	3Q14%		9M15	9M14%
Mining Unit	Operating Results	Underground
Orcopampa	Ore Milled DMT	114,509	119,748	-4%	337,344	338,832	0%
	Ore Grade OZ/MT	0.49	0.44	10%	0.48	0.45	6%
	Recovery Rate %	95.2%	97.6%	-2%	95.8%	97.1%	-1%
	Ounces Produced*	54,035	52,317	3%	156,023	147,349	6%
Mining Unit	Operating Results	Open Pit
La Zanja	Ounces Produced	35,653	36,143	-1%	103,362	108,765	-5%
Tantahuatay	Ounces Produced	34,739	37,281	-7%	97,085	105,085	-8%
* Includes ounces from retreatment of taling dams

		SILVER PRODUCTION
		3Q15	3Q14%		9M15	9M14%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	310,733	267,963	16%	803,255	725,664	11%
	Ore Grade OZ/MT	14.56	14.68	-1%	14.57	14.85	-2%
	Recovery Rate %	83.5%	83.7%	0%	83.8%	80.4%	4%
	Ounces Produced	3,775,050	3,293,830	15%	9,801,412	8,659,942	13%
Julcani	Ore Milled DMT	44,937	41,714	8%	132,242	132,924	-1%
	Ore Grade OZ/MT	18.51	19.51	-5%	18.93	19.42	-3%
	Recovery Rate %	95.5%	95.2%	0%	95.3%	95.2%	0%
	Ounces Produced	794,810	774,728	3%	2,397,790	2,301,694	4%
Mallay	Ore Milled DMT	41,888	37,521	12%	115,312	109,768	5%
	Ore Grade OZ/MT	8.31	8.67	-4%	8.57	8.81	-3%
	Recovery Rate %	92.8%	94.5%	-2%	94.0%	93.8%	0%
	Ounces Produced	323,095	307,523	5%	928,126	906,821	2%
Mining Unit	Operating Results	Open Pit
Colquijirca	Ounces Produced	517,648	112,446	360%	1,781,192	112,446	1484%

		ZINC PRODUCTION
		3Q15	3Q14%		9M15	9M14%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	310,733	267,963	16%	803,256	725,664	11%
	Ore Grade %	1.03%	1.10%	-6%	1.05%	1.09%	-4%
	Recovery Rate %	40.5%	61.2%	-34%	48.2%	61.1%	-21%
	MT Produced	1,294	1,800	-28%	4,091	4,845	-16%
Mallay	Ore Milled DMT	41,888	37,522	12%	115,312	109,770	5%
	Ore Grade %	6.65%	7.90%	-16%	6.64%	8.05%	-18%
	Recovery Rate %	87.8%	85.7%	3%	88.5%	85.6%	3%
	MT Produced	2,445	2,540	-4%	6,765	7,560	-11%
Mining Unit	Operating Results	Open Pit
Colquijirca	MT Produced	11,670	1,522	667%	37,353	1,522	2354%

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	3Q15	3Q14	9M15	9M14
Net Income	-39,006	80,599	-60,248	102,801
Add / Substract:	45,938	8,317	149,192	131,935
Provision for income tax, net	-14,297	24,269	-3,931	42,084
Share in associated companies by the equity method, net	-13,381	-23,553	-61,621	-39,242
Gain on business combination	0	-59,879	0	-59,879
Interest income	-827	-552	-2,441	-4,199
Interest expense	6,951	848	21,103	7,005
Loss on currency exchange difference	3,945	4,304	7,525	5,071
Long Term Compensation provision	0	0	0	1,925
Depreciation and Amortization	61,377	55,925	179,185	151,014
Workers´ participation provision	246	1,817	629	1,872
Impairment of long-term lived assets	0	0	3,803	0
Write-Down adjustment	0	0	0	0
Loss from discontinued operations	1,924	5,138	4,940	26,284
EBITDA Buenaventura Direct Operations	6,932	88,916	88,944	234,736
EBITDA Yanacocha (43.65%)	38,496	85,545	146,005	99,725
EBITDA Cerro Verde (19.58%)	18,707	34,957	44,764	122,873
EBITDA Coimolache (40.10%)	9,402	12,959	25,605	36,605
Adjusted EBITDA (Including Associated companies)	73,537	222,377	305,318	493,938

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus Selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2015	2014	2015	2014
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	136,185	160,298	433,557	447,568
Add:
Consolidated Exploration in units in operation	20,991	25,424	66,091	76,579
Consolidated Commercial deductions	45,111	51,266	135,213	129,621
Consolidated Selling expenses	4,707	4,332	12,815	12,921
Consolidated Cost applicable to sales	206,994	241,319	647,677	666,689

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2015	2014	2015	2014
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	6	6	40	-4
Julcani, Silver	3,715	8,070	16,396	18,514
Julcani, Lead	282	605	1,420	1,515
Julcani, Copper	41	75	189	144
Mallay, Gold	57	0	54	0
Mallay, Silver	1,936	2,258	5,785	6,222
Mallay, Lead	1,304	1,613	3,848	4,426
Mallay, Zinc	1,577	2,552	4,934	5,522
Breapampa, Gold	2,532	9,008	9,763	27,181
Breapampa, Silver	607	515	1,647	1,775
Orcopampa, Gold	24,097	31,520	78,131	81,397
Orcopampa, Silver	806	963	2,629	2,355
Uchucchacua, Gold	16	0	18	0
Uchucchacua, Silver	28,612	37,345	78,791	100,009
Uchucchacua, Lead	1,739	2,384	4,642	5,991
Uchucchacua, Zinc	821	1,781	3,829	4,120
La Zanja, Gold	29,306	25,244	79,778	56,921
La Zanja, Silver	854	991	2,604	2,475
El Brocal, Gold	1,370	1,354	2,542	2,500
El Brocal, Silver	3,861	3,035	14,007	8,433
El Brocal, Lead	2,566	564	9,693	901
El Brocal, Zinc	11,403	1,000	31,404	967
El Brocal, Copper	17,878	26,345	46,358	71,177
Non Mining Units	796	3,069	35,053	45,026
Consolidated Cost of sales, excluding depreciation and amortization	136,185	160,298	433,557	447,568

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2015	2014	2015	2014
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	4	2	22	-2
Julcani, Silver	2,582	2,781	8,945	7,819
Julcani, Lead	196	209	775	640
Julcani, Copper	29	26	103	61
Mallay, Gold	21	0	20	0
Mallay, Silver	699	825	2,178	2,133
Mallay, Lead	470	589	1,449	1,517
Mallay, Zinc	569	932	1,857	1,893
Breapampa, Gold	1	77	71	399
Breapampa, Silver	0	4	12	26
Orcopampa, Gold	9,365	13,493	30,664	40,437
Orcopampa, Silver	313	412	1,032	1,170
Uchucchacua, Gold	3	0	4	0
Uchucchacua, Silver	6,176	5,437	17,087	18,509
Uchucchacua, Lead	375	347	1,007	1,109
Uchucchacua, Zinc	177	259	830	762
La Zanja, Gold	9	29	35	101
La Zanja, Silver	0	1	1	4
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	20,991	25,424	66,091	76,579

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2015	2014	2015	2014
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	2	1	11	0
Julcani, Silver	1,241	1,689	5,251	4,853
Julcani, Lead	95	127	447	395
Julcani, Copper	16	16	64	41
Mallay, Silver	29	0	29	0
Mallay, Silver	1,083	1,087	2,883	2,855
Mallay, Lead	732	756	1,920	1,966
Mallay, Zinc	1,062	1,778	3,155	3,858
Breapampa, Gold	15	18	62	76
Breapampa, Silver	2	0	5	0
Orcopampa, Gold	81	72	200	201
Orcopampa, Silver	0	0	0	0
Uchucchacua, Gold	5	0	5	0
Uchucchacua, Silver	9,094	10,305	25,236	26,256
Uchucchacua, Lead	565	699	1,486	1,616
Uchucchacua, Zinc	831	1,172	3,958	2,838
La Zanja, Gold	77	45	141	201
La Zanja, Silver	12	0	12	5
El Brocal, Gold	1,287	1,419	2,922	2,574
El Brocal, Silver	2,646	3,011	9,592	8,758
El Brocal, Lead	1,129	306	4,400	675
El Brocal, Zinc	5,631	617	17,719	785
El Brocal, Copper	19,477	28,148	55,717	71,668
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	45,111	51,266	135,213	129,621

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2015	2014	2015	2014
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	2	0
Julcani, Silver	197	275	781	714
Julcani, Lead	15	21	68	58
Julcani, Copper	2	3	9	6
Mallay, Gold	4	0	4	0
Mallay, Silver	147	178	418	519
Mallay, Lead	99	127	278	369
Mallay, Zinc	119	201	357	461
Breapampa, Gold	43	99	98	306
Breapampa, Silver	10	6	17	20
Orcopampa, Gold	192	251	634	706
Orcopampa, Silver	6	8	21	20
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	816	843	2,166	2,229
Uchucchacua, Lead	50	54	128	134
Uchucchacua, Zinc	23	40	105	92
La Zanja, Gold	269	326	923	981
La Zanja, Silver	8	13	30	43
El Brocal, Gold	79	72	133	179
El Brocal, Silver	222	162	733	605
El Brocal, Lead	147	30	507	65
El Brocal, Zinc	654	53	1,642	69
El Brocal, Copper	1,026	1,409	2,424	5,107
Non Mining Units	579	160	1,337	238
Consolidated Selling expenses	4,707	4,332	12,815	12,921

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

	JULCANI
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	6	3,715	282	-	41	4,044	6	8,070	605	-	75	8,756
Add:
Exploration Expenses (US$000)	4	2,582	196	-	29	2,811	2	2,781	209	-	26	3,017
Commercial Deductions (US$000)	2	1,241	95	-	16	1,353	1	1,689	127	-	16	1,832
Selling Expenses (US$000)	0	197	15	-	2	214	0	275	21	-	3	299
Cost Applicable to Sales (US$000)	12	7,734	588	-	88	8,423	10	12,815	961	-	119	13,905
Divide:
Volume Sold	12	597,425	405	-	19	Not Applicable	9	785,437	522	-	21	Not Applicable
CAS	994	12.95	1,452	-	4,725	Not Applicable	1,067	16.32	1,843	-	5,676	Not Applicable

	MALLAY
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	57	1,936	1,304	1,577	-	4,875	-	2,258	1,613	2,552	-	6,423
Add:
Exploration Expenses (US$000)	21	699	470	569	-	1,759	-	825	589	932	-	2,346
Commercial Deductions (US$000)	29	1,083	732	1,062	-	2,906	-	1,087	756	1,778	-	3,620
Selling Expenses (US$000)	4	147	99	119	-	369	-	178	127	201	-	507
Cost Applicable to Sales (US$000)	111	3,865	2,605	3,328	-	9,909	-	4,347	3,085	5,464	-	12,896
Divide:
Volume Sold	105	277,157	1,737	2,024	-	Not Applicable	-	289,181	1,869	2,753	-	Not Applicable
CAS	1,062	13.94	1,500	1,644	-	Not Applicable	-	15.03	1,650	1,984	-	Not Applicable

	BREAPAMPA
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,532	607	-	-	-	3,139	9,008	515	-	-	-	9,523
Add:
Exploration Expenses (US$000)	1	0	-	-	-	1	77	4	-	-	-	82
Commercial Deductions (US$000)	15	2	-	-	-	17	18	-	-	-	-	18
Selling Expenses (US$000)	43	10	-	-	-	53	99	6	-	-	-	105
Cost Applicable to Sales (US$000)	2,590	620	-	-	-	3,210	9,202	525	-	-	-	9,727
Divide:
Volume Sold	3,471	63,069	-	-	-	Not Applicable	21,877	83,179	-	-	-	Not Applicable
CAS	746	9.83	-	-	-	Not Applicable	421	6.32	-	-	-	Not Applicable

	ORCOPAMPA
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	24,097	806	-	-	-	24,904	31,520	963	-	-	-	32,483
Add:
Exploration Expenses (US$000)	9,365	313	-	-	-	9,678	13,493	412	-	-	-	13,905
Commercial Deductions (US$000)	81	-	-	-	-	81	72	0	-	-	-	73
Selling Expenses (US$000)	192	6	-	-	-	198	251	8	-	-	-	258
Cost Applicable to Sales (US$000)	33,734	1,126	-	-	-	34,861	45,336	1,384	-	-	-	46,719
Divide:
Volume Sold	53,376	136,573	-	-	-	Not Applicable	55,279	113,405	-	-	-	Not Applicable
CAS	632	8.25	-	-	-	Not Applicable	820	12.20	-	-	-	Not Applicable

	UCHUCCHACUA
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16	28,612	1,739	821	-	31,188	-	37,345	2,384	1,781	-	41,510
Add:
Exploration Expenses (US$000)	3	6,176.21	375.43	177.20	-	6,732.3	-	5,437	347	259	-	6,043
Commercial Deductions (US$000)	5	9,094	565	831	-	10,495	-	10,305	699	1,172	-	12,176
Selling Expenses (US$000)	0	816	50	23	-	889	-	843	54	40	-	937
Cost Applicable to Sales (US$000)	24	44,698	2,729	1,852	-	49,305	-	53,930	3,484	3,252	-	60,666
Divide:
Volume Sold	23	3,307,909	1,831	815	-	Not Applicable	-	3,048,394	1,725	1,218	-	Not Applicable
CAS	1,043	13.51	1,491	2,272	-	No Applicable	-	17.69	2,019	2,670	-	No Applicable

	JULCANI
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	40	16,396	1,420	-	189	18,045	-4	18,514	1,515	-	144	20,170
Add:
Exploration Expenses (US$000)	22	8,945	775	-	103	9,844	-2	7,819	640	-	61	8,518
Commercial Deductions (US$000)	11	5,251	447	-	64	5,773	-0	4,853	395	-	41	5,289
Selling Expenses (US$000)	2	781	68	-	9	860	-0	714	58	-	6	777
Cost Applicable to Sales (US$000)	75	31,373	2,709	-	365	34,521	-6	31,900	2,608	-	252	34,754
Divide:
Volume Sold	76	2,471,004	1,804	-	77	Not Applicable	-3	2,249,152	1,658	-	49	No Aplicable
CAS	984	12.70	1,502	-	4,738	No Applicable	-	14.18	1,573	-	5,099	No Applicable

	MALLAY
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	54	5,785	3,848	4,934	-	14,622	-	6,222	4,426	5,522	-	16,170
Add:
Exploration Expenses (US$000)	20	2,178	1,449	1,857	-	5,504	-	2,133	1,517	1,893	-	5,543
Commercial Deductions (US$000)	29	2,883	1,920	3,155	-	7,987	-	2,855	1,966	3,858	-	8,679
Selling Expenses (US$000)	4	418	278	357	-	1,057	-	519	369	461	-	1,350
Cost Applicable to Sales (US$000)	108	11,264	7,495	10,303	-	29,170	-	11,729	8,278	11,734	-	31,741
Divide:
Volume Sold	105	806,831	4,847	5,501	-	Not Applicable	-	835,356	5,456	6,616	-	Not Applicable
CAS	1,029	13.96	1,546	1,873	-	No Applicable	-	14.04	1,517	1,774	-	No Applicable

	BREAPAMPA
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,763	1,647	-	-	-	11,410	27,181	1,775	-	-	-	28,956
Add:
Exploration Expenses (US$000)	71	12	-	-	-	83	399	26	-	-	-	425
Commercial Deductions (US$000)	62	5	-	-	-	66	76	-	-	-	-	76
Selling Expenses (US$000)	98	17	-	-	-	114	306	20	-	-	-	326
Cost Applicable to Sales (US$000)	9,993	1,680	-	-	-	11,673	27,961	1,821	-	-	-	29,782
Divide:
Volume Sold	16,069	208,445	-	-	-	Not Applicable	65,901	285,292	-	-	-	Not Applicable
CAS	622	8.06	-	-	-	No Applicable	424	6.38	-	-	-	No Applicable

	ORCOPAMPA
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	78,131	2,629	-	-	-	80,760	81,397	2,355	-	-	-	83,752
Add:
Exploration Expenses (US$000)	30,664	1,032	-	-	-	31,696	40,437	1,170	-	-	-	41,607
Commercial Deductions (US$000)	200	0	-	-	-	200	201	0	-	-	-	202
Selling Expenses (US$000)	634	21	-	-	-	655	706	20	-	-	-	726
Cost Applicable to Sales (US$000)	109,629	3,683	-	-	-	113,312	122,742	3,546	-	-	-	126,288
Divide:
Volume Sold	162,333	415,757	-	-	-	Not Applicable	152,667	293,493	-	-	-	Not Applicable
CAS	675	8.86	-	-	-	No Applicable	804	12.08	-	-	-	No Applicable

	UCHUCCHACUA
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18	78,791	4,642	3,829	-	87,280	-	100,009	5,991	4,120	-	110,120
Add:
Exploration Expenses (US$000)	4	17,087	1,007	830	-	18,928	-	18,509	1,109	762	-	20,380
Commercial Deductions (US$000)	5	25,236	1,486	3,958	-	30,685	-	26,256	1,616	2,838	-	30,710
Selling Expenses (US$000)	0	2,166	128	105	-	2,399	-	2,229	134	92	-	2,454
Cost Applicable to Sales (US$000)	27	123,280	7,263	8,723	-	139,293	-	147,003	8,849	7,812	-	163,665
Divide:
Volume Sold	26	8,534,639	4,567	3,230	-	Not Applicable	-	8,733,658	4,865	3,275	-	Not Applicable
CAS	1,056	14.44	1,590	2,701	-	No Applicable	-	16.83	1,819	2,385	-	No Applicable

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

	LA ZANJA
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	29,306	854	-	-	-	30,160	25,244	991	-	-	-	26,235
Add:
Exploration Expenses (US$000)	9	0	-	-	-	9	29	1	-	-	-	30
Commercial Deductions (US$000)	77	12	-	-	-	90	45	-	-	-	-	45
Selling Expenses (US$000)	269	8	-	-	-	277	326	13	-	-	-	339
Cost Applicable to Sales (US$000)	29,661	875	-	-	-	30,536	25,644	1,005	-	-	-	26,649
Divide:
Volume Sold	35,995	79,267	-	-	-	Not Applicable	37,889	99,349	-	-	-	Not Applicable
CAS	824	11.03	-	-	-	Not Applicable	677	10.12	-	-	-	Not Applicable

	BROCAL
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,370	3,861	2,566	11,403	17,878	37,078	1,354	3,035	564	1,000	26,345	32,299
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	1,287	2,646	1,129	5,631	19,477	30,169	1,419	3,011	306	617	28,148	33,502
Selling Expenses (US$000)	79	222	147	654	1,026	2,128	72	162	30	53	1,409	1,728
Cost Applicable to Sales (US$000)	2,735	6,729	3,842	17,688	38,381	69,375	2,846	6,209	900	1,671	55,903	67,529
Divide:
Volume Sold	1,858	403,292	2,436	9,704	7,437	Not Applicable	2,902	446,115	731	1,191	10,604	Not Applicable
CAS	1,472	16.68	1,577	1,823	5,161	Not Applicable	981	13.92	1,231	1,403	5,272	Not Applicable

	NON MINING COMPANIES
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	796	-	-	-	-	-	3,069
Add:
Selling Expenses (US$000)	-	-	-	-	-	579	-	-	-	-	-	160
Total (US$000)	-	-	-	-	-	1,376	-	-	-	-	-	3,229

	BUENAVENTURA CONSOLIDATED
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	57,385	40,392	5,891	13,801	17,920	136,185	67,132	53,177	5,167	5,334	26,420	160,298
Add:
Exploration Expenses (US$000)	9,403	9,771	1,042	746	29	20,991	13,601	9,460	1,145	1,192	26	25,424
Commercial Deductions (US$000)	1,495	14,079	2,521	7,524	19,492	45,111	1,556	16,092	1,887	3,567	28,164	51,266
Selling Expenses (US$000)	587	1,405	310	797	1,028	4,707	748	1,485	232	295	1,412	4,332
Cost Applicable to Sales (US$000)	68,869	65,647	9,765	22,868	38,469	206,994	83,037	80,215	8,431	10,387	56,021	241,319
Divide:
Volume Sold	94,841	4,864,690	6,409	12,543	7,456	Not Applicable	117,956	4,865,059	4,848	5,162	10,625	Not Applicable
CAS	726	13.49	1,524	1,823	5,160	Not Applicable	704	16.49	1,739	2,012	5,273	Not Applicable

	COIMOLACHE
	3Q 2015						3Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,667	1,307	-	-	-	14,973	13,497	1,295	-	-	-	14,793
Add:
Exploration Expenses (US$000)	2,192	210	-	-	-	2,402	1,184	114	-	-	-	1,298
Commercial Deductions (US$000)	219	18	-	-	-	237	37	3	-	-	-	40
Selling Expenses (US$000)	207	20	-	-	-	227	266	25	-	-	-	291
Cost Applicable to Sales (US$000)	16,285	1,554	-	-	-	17,839	14,984	1,437	-	-	-	16,421
Divide:
Volume Sold	33,682	247,769	-	-	-	Not Applicable	35,434	220,227	-	-	-	Not Applicable
CAS	483	6.27	-	-	-	Not Applicable	423	6.52	-	-	-	Not Applicable

	LA ZANJA
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	79,778	2,604	-	-	-	82,383	56,921	2,475	-	-	-	59,396
Add:
Exploration Expenses (US$000)	35	1	-	-	-	36	101	4	-	-	-	106
Commercial Deductions (US$000)	141	12	-	-	-	153	201	5	-	-	-	206
Selling Expenses (US$000)	923	30	-	-	-	954	981	43	-	-	-	1,024
Cost Applicable to Sales (US$000)	80,877	2,648	-	-	-	83,525	58,205	2,527	-	-	-	60,732
Divide:
Volume Sold	104,594	255,566	-	-	-	Not Applicable	110,053	316,577	-	-	-	Not Applicable
CAS	773	10.36	-	-	-	No Applicable	529	7.98	-	-	-	Not Applicable

	BROCAL
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,542	14,007	9,693	31,404	46,358	104,004	2,500	8,433	901	967	71,177	83,978
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	2,922	9,592	4,400	17,719	55,717	90,349	2,574	8,758	675	785	71,668	84,459
Selling Expenses (US$000)	133	733	507	1,642	2,424	5,439	179	605	65	69	5,107	6,026
Cost Applicable to Sales (US$000)	5,597	24,331	14,600	50,765	104,499	199,792	5,253	17,795	1,640	1,821	147,953	174,463
Divide:
Volume Sold	4,346	1,756,023	10,869	30,711	19,840	Not Applicable	5,596	1,255,826	1,150	1,052	29,762	Not Applicable
CAS	1,288	13.86	1,343	1,653	5,267	No Applicable	939	14.17	1,427	1,732	4,971	Not Applicable

	NON MINING COMPANIES
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	35,053	-	-	-	-	-	45,026
Add:
Selling Expenses (US$000)	-	-	-	-	-	1,337	-	-	-	-	-	238
Total (US$000)	-	-	-	-	-	36,390	-	-	-	-	-	45,264

	BUENAVENTURA CONSOLIDATED
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	170,326	121,861	19,604	40,167	46,546	433,557	167,995	139,784	12,832	10,609	71,321	447,568
Add:
Exploration Expenses (US$000)	30,816	29,255	3,230	2,688	103	66,091	40,936	29,661	3,265	2,655	61	76,579
Commercial Deductions (US$000)	3,369	42,978	8,253	24,832	55,782	135,213	3,052	42,727	4,652	7,481	71,709	129,621
Selling Expenses (US$000)	1,794	4,166	980	2,104	2,433	12,815	2,172	4,150	626	622	5,113	12,921
Cost Applicable to Sales (US$000)	206,306	198,259	32,067	69,791	104,864	647,677	214,155	216,322	21,375	21,368	148,204	666,688
Divide:
Volume Sold	287,548	14,448,264	22,086	39,442	19,917	Not Applicable	334,214	13,969,353	13,129	10,943	29,812	Not Applicable
CAS	717	13.72	1,452	1,769	5,265	Not Applicable	641	15.49	1,628	1,953	4,971	Not Applicable

	COIMOLACHE
	9M 2015						9M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	39,023	3,212	-	-	-	42,235	40,137	3,071	-	-	-	43,208
Add:
Exploration Expenses (US$000)	11,016	907	-	-	-	11,922	4,666	357	-	-	-	5,023
Commercial Deductions (US$000)	509	40	-	-	-	549	251	15	-	-	-	267
Selling Expenses (US$000)	647	53	-	-	-	700	722	55	-	-	-	778
Cost Applicable to Sales (US$000)	51,195	4,212	-	-	-	55,407	45,776	3,498	-	-	-	49,275
Divide:
Volume Sold	94,428	579,275	-	-	-	Not Applicable	102,308	508,356	-	-	-	Not Applicable
CAS	542	7.27	-	-	-	No Applicable	447	6.88	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

APPENDIX 5: ALL-IN SUSTAINING COST

All-in Sustaining Cost for 3Q15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	3Q15	3Q15	3Q15	3Q15
Au Ounces Sold BVN	92,866
Au Ounces bought from La Zanja	-35,879
Au Ounces Sold Net	56,987	32,990	33,682	87,996

	3Q15		3Q15		3Q15		3Q15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	76,109	1,336	29,950	908	14,973	445	98,004	1,114
Exploration in Operating Units	20,982	368	137	4	2,402	71	22,018	250
Royalties	5,302	93	0	0	0	0	5,302	60
Comercial Deductions[4]	14,852	261	855	26	237	7	15,401	175
Selling Expenses	1,724	30	277	8	227	7	1,962	22
Administrative Expenses[5]	11,516	202	459	14	436	13	11,934	136
Other Expenses	0	0	3,525	107	2,887	86	3,028	34
Other Incomes	-965	-17	-6,704	-203	-3,422	-102	-5,894	-67
Other administrative charges	0	0	3,031	92	233	7	1,702	19
Sustaining Capex[6]	12,643	222	12,488	379	17,092	507	26,122	297

By-product Credit	-74,363	-1,305	-1,333	-40	-3,590	-107	-76,510	-869

All-in Sustaining Cost	67,800	1,190	42,684	1,294	31,476	935	103,069	1,171

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

All-in Sustaining Cost for 3Q14

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	3Q14	3Q14	3Q14	3Q14
Au Ounces Sold BVN	115,054
Au Ounces bought from La Zanja	-37,889
Au Ounces Sold Net	77,166	38,271	35,434	111,680

	3Q14		3Q14		3Q14		3Q14
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	85,977	1,114	21,951	574	14,793	417	103,555	927
Exploration in Operating Units	25,395	329	4,509	118	1,298	37	28,308	253
Royalties	5,702	74	0	0	0	0	5,702	51
Comercial Deductions[4]	17,719	230	818	21	40	1	18,169	163
Selling Expenses	2,081	27	339	9	291	8	2,378	21
Administrative Expenses[5]	12,280	159	238	6	418	12	12,574	113
Other Expenses	0	0	3,082	81	1,888	53	2,392	21
Other Incomes	-8,080	-105	-3,599	-94	-2,146	-61	-10,850	-97
Other administrative charges	0	0	1,237	32	32	1	669	6
Sustaining Capex[6]	2,315	30	5,819	152	9,459	267	9,195	82

By-product Credit	-103,778	-1,345	-1,618	-42	-4,321	-122	-106,370	-952

All-in Sustaining Cost	39,611	513	32,776	856	21,751	614	65,723	588

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

All-in Sustaining Cost for 9M15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	9M15	9M15	9M15	9M15
Au Ounces Sold BVN	283,085
Au Ounces bought from La Zanja	-104,477
Au Ounces Sold Net	178,608	100,618	94,428	269,857

	9M15		9M15		9M15		9M15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	228,941	1,282	87,133	866	42,235	447	292,108	1,082
Exploration in Operating Units	66,056	370	8,446	84	11,922	126	75,318	279
Royalties	16,902	95	0	0	0	0	16,902	63
Comercial Deductions[4]	44,711	250	2,494	25	549	6	46,254	171
Selling Expenses	5,088	28	954	9	700	7	5,875	22
Administrative Expenses[5]	35,644	200	1,200	12	1,364	14	36,827	136
Other Expenses	0	0	10,156	101	5,635	60	7,648	28
Other Incomes	-3,983	-22	-16,039	-159	-7,022	-74	-15,308	-57
Other administrative charges	0	0	5,472	54	126	1	2,954	11
Sustaining Capex[6]	22,652	127	26,024	259	32,644	346	49,549	184

By-product Credit	-226,736	-1,269	-3,969	-39	-9,122	-97	-232,500	-862

All-in Sustaining Cost	189,275	1,060	121,870	1,211	79,032	837	285,626	1,058

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

All-in Sustaining Cost for 9M14

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	9M14	9M14	9M14	9M14
Au Ounces Sold BVN	327,068
Au Ounces bought from La Zanja	-108,503
Au Ounces Sold Net	218,565	107,860	102,308	316,816

	9M14		9M14		9M14		9M14
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	267,406	1,223	60,800	564	43,208	422	316,991	1,001
Exploration in Operating Units	76,474	350	13,202	122	5,023	49	85,493	270
Royalties	16,515	76	0	0	0	0	16,515	52
Comercial Deductions[4]	44,956	206	2,698	25	267	3	46,494	147
Selling Expenses	5,635	26	1,024	9	778	8	6,490	20
Administrative Expenses[5]	40,994	188	3,323	31	1,600	16	43,399	137
Other Expenses	350	2	8,017	74	3,861	38	6,152	19
Other Incomes	0	0	-8,448	-78	-4,765	-47	-6,393	-20
Other administrative charges	0	0	2,115	20	249	2	1,222	4
Sustaining Capex[6]	16,138	74	12,532	116	15,270	149	28,910	91

By-product Credit	-293,020	-1,341	-6,224	-58	-10,072	-98	-300,361	-948

All-in Sustaining Cost	175,448	803	89,039	826	55,418	542	244,912	773

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of September 30, 2015 and December 31, 2014

	2,015	2,014
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	115,448	78,512
Trade and other accounts receivable, net	218,921	281,604
Income tax credit	48,356	53,746
Prepaid expenses	9,419	16,954
Hedge derivative financial instruments	1,579	3,688
Inventory, net	123,004	150,284
	516,727	584,788
Assets classified as held for sale	16,270	18,683
Total current assets	532,997	603,471

Non-current assets
Trade and other accounts receivable, net	57,601	26,651
Long-term inventory	30,133	34,088
Investment in associates	2,280,926	2,224,381
Mining concessions, development costs, property, plant and equipment, net	1,712,626	1,715,452
Investment properties, net	10,809	11,200
Deferred income tax asset	50,441	47,675
Intangible assets, net	36,767	4,592
Other assets, net	4,700	4,764
Total non-current assets	4,184,003	4,068,803

Total assets	4,717,000	4,672,274

Liabilities and shareholders’ equity
Current liabilities
Overdrafts and bank loans	187,178	40,000
Trade and other accounts payable	224,198	254,000
Provisions	52,828	67,895
Current income tax payable	2,609	3,556
Hedge derivative financial instruments	1,298	-
Embedded derivatives for concentrate sales, net	2,725	9,072
Financial obligations	33,227	69,950
Total current liabilities	504,063	444,473

Liabilities directly associated with assets classified as held for sale	20,760	28,890
	524,823	473,363

Non-current liabilities
Financial liability at fair value through profit or loss	23,026	23,026
Trade and other accounts payable	15,057	15,240
Provisions	121,289	63,571
Financial obligations	330,208	313,355
Deferred income tax liability	11,260	21,594
Total non-current liabilities	500,840	436,786

Total liabilities	1,025,663	910,149

Shareholders’ equity
Issued capital	750,497	750,497
Investment shares	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,713	162,710
Other reserves	269	269
Retained earnings	2,303,767	2,328,423
Other equity reserves	61	1,755
	3,437,758	3,464,105
Non-controlling interest	253,579	298,020
Total shareholders’ equity	3,691,337	3,762,125

Total liabilities and shareholders’ equity	4,717,000	4,672,274

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Income

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2,015	2,014	2,015	2,014
	US$(000)	US$(000)	US$(000)	US$(000)
Continued operations
Operating income
Net sales	200,116	306,673	691,956	874,363
Royalty income	8,720	9,532	25,200	24,956
Total operating income	208,836	316,205	717,156	899,319

Operating costs
Cost of sales, without considering depreciation and amortization	(136,185)	(160,298)	(433,557)	(447,568)
Exploration in operating units	(20,991)	(25,424)	(66,091)	(76,579)
Depreciation and amortization	(61,377)	(55,925)	(179,185)	(151,014)
Mining royalties	(6,886)	(7,369)	(21,963)	(21,810)
Total operating costs	(225,439)	(249,016)	(700,796)	(696,971)

Gross profit (loss)	(16,603)	67,189	16,360	202,348

Operating expenses, net
Administrative expenses	(20,432)	(22,975)	(60,779)	(72,659)
Exploration in non-operating areas	(5,259)	(7,180)	(25,660)	(32,375)
Selling expenses	(4,707)	(4,332)	(12,815)	(12,921)
Provision for impairment of long-lived assets	-	-	(3,803)	-
Provision for contingencies	(472)	8,660	(280)	(2,228)
Other, net	(7,218)	(10,188)	(7,696)	(2,240)
Total operating expenses, net	(38,088)	(36,015)	(111,033)	(122,423)

Operating profit (loss)	(54,691)	31,174	(94,673)	79,925

Other income, net
Net share in the results of associates under equity method	13,381	23,553	61,621	39,242
Financial income	827	552	2,441	4,199
Financial expenses	(6,951)	(848)	(21,103)	(7,005)
Net loss from currency exchange difference	(3,945)	(4,304)	(7,525)	(5,071)
Income on business combination	-	59,879	-	59,879
Total other income, net	3,312	78,832	35,434	91,244

Profit (loss) before income taxes	(51,379)	110,006	(59,239)	171,169

Current income tax expense	(3,176)	(10,290)	(10,559)	(25,034)
Deferred income tax income (expense)	17,473	(13,979)	14,490	(17,050)

Profit (loss) from continued operations	(37,082)	85,737	(55,308)	129,085

Discontinued operations
Loss from discontinued operations	(1,924)	(5,138)	(4,940)	(26,284)
Net profit (loss)	(39,006)	80,599	(60,248)	102,801

Attributable to:
Owners of the parent	(23,229)	78,336	(24,656)	85,312
Non-controlling interest	(15,777)	2,263	(35,592)	17,489
	(39,006)	80,599	(60,248)	102,801

Basic and diluted earnings per share attributable to the owners of the parent, stated in U.S. dollars	(0.09)	0.31	(0.10)	0.34

Weighted average number of shares outstanding (common and investment), in units	254,186,867	254,186,867	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2,015	2,014	2,015	2,014
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	239,513	322,657	721,967	856,391
Value Added Tax (VAT) recovered	21,911	-	74,784	39,685
Royalties received	7,151	6,125	28,966	22,148
Dividends received	1,816	2,484	4,775	6,926
Interest received	700	477	2,497	4,306
Payments to suppliers and third-parties	(192,714)	(130,995)	(553,471)	(519,735)
Payments to employees	(40,892)	(50,111)	(127,920)	(157,072)
Payment of income tax	(6,125)	(13,449)	(17,387)	(31,393)
Payment of royalties	(5,525)	(5,882)	(17,407)	(16,848)
Payment of interest	(7,684)	80	(17,283)	(5,373)

Net cash and cash equivalents provided by operating activities	18,151	131,386	99,521	199,035

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	569	79	2,589	169
Proceeds from collections of loans	141	5,095	141	15,553
Acquisitions of mining concessions, development costs, property, plant and equipment	(84,895)	(108,027)	(166,527)	(241,983)
Loans granted	(20,800)	-	(20,800)	-
Proceeds from settlement of investment in shares	-	-	-	80
Payments for acquisition of shares in subsidiaries, net of acquired cash	-	(80,373)	-	(80,373)
Opening of term deposits	(7,350)	-	(7,350)	-
Acquisitions of investment properties	-	-	-	(11,705)
Contributions and investments in associates	-	732	-	(900)

Net cash and cash equivalents used in investing activities	(112,335)	(182,494)	(191,947)	(319,159)

Financing activities
Increase of bank loans	150,000	38,183	240,000	40,504
Increase of financial obligations	-	3,119	10,000	186,558
Repayment of bank loans	(50,000)	-	(90,000)	-
Payment of financial obligations	(20,784)	(6,179)	(29,870)	(39,772)
Dividends paid	(70)	-	(70)	(2,797)
Dividends paid to non-controlling interest	(2,140)	(2,040)	(8,048)	(6,240)

Net cash and cash equivalents provided by financing activities	77,006	33,083	122,012	178,253

Net increase (decrease) in cash and cash equivalents during the period	(17,178)	(18,025)	29,586	58,129
Cash and cash equivalents at the beginning of the period	125,276	138,052	78,512	61,898

Cash and cash equivalents at the end of the period	108,098	120,027	108,098	120,027

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2015 Results

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2,015	2,014	2,015	2,014
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net profit (loss) to cash and cash equivalents provided by operating activities

Net profit (loss) attributable to owners of the parent	(23,229)	78,336	(24,656)	85,312

Plus (less):
Depreciation and amortization	61,377	55,925	179,185	151,014
Provision for impairment of inventories	8,928	2,069	13,710	1,234
Net loss (gain) on sales of mining concessions, property, plant and equipment	10,667	(105)	13,620	(169)
Net loss from currency exchange difference	3,945	4,304	7,525	5,071
Provision for impairment of long-lived assets	-	-	3,803	-
Accretion expense of provision for closure of mining units and exploration projects	96	1,088	2,931	2,310
Provision for interest payable	(1,083)	-	1,659	-
Allowance for doubtful accounts	254	-	1,101	19
Provision for employee bonus	-	-	135	1,931
Net share in the results of associates under equity method	(13,381)	(23,553)	(61,621)	(39,242)
Net profit (loss) attributable to non-controlling interest	(15,777)	2,263	(35,592)	17,489
Deferred income tax expense (income)	(17,473)	13,979	(14,490)	17,050
Provision for estimated fair value of embedded derivatives related to concentrate sales and adjustments on open liquidations	(5,752)	13,051	(6,347)	8,951
Other provisions	316	(518)	431	627

Net changes in operating assets and liabilities

Decrease (increase) in operating assets
Trade and other accounts receivable, net	22,496	(9,678)	51,970	(26,580)
Inventory, net	(12,810)	(47)	11,656	27,390
Income tax credit	5,570	15,300	5,390	9,749
Prepaid expenses	4,543	2,633	7,242	1,578

Increase (decrease) in operating liabilities
Trade and other accounts payable	(17,892)	(19,312)	(35,210)	(47,242)
Income tax payable	(305)	(2,186)	(947)	(2,140)
Provisions	5,845	(4,647)	(26,749)	(22,243)

Dividends received	1,816	2,484	4,775	6,926

Net cash and cash equivalents provided by operating activities	18,151	131,386	99,521	199,035

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 30, 2015